UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

AKEBIA THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

00972D 10 5

(CUSIP Number)

Thorkil Kastberg Christensen

Novo A/S

Tuborg Havnevej 19

Hellerup, Denmark DK-2900

+45 3527 6592

Copy to:

B. Shayne Kennedy, Esq.

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

Telephone: (714) 540-1235

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 00972D 10 5

1.	Name of reporting person: Novo A/S
2.	Check the appropriate box if a member of group (see instructions): (a) ☐ (b) ☒
3.	SEC use only:
4.	Source of funds: WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Denmark
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power: 1,516,387 (1)
	8.	Shared voting power: 0
	9.	Sole dispositive power: 1,516,387 (1)
	10.	Shared dispositive power: 0
11.	Aggregate amount beneficially owned by each reporting person: 1,516,387 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in Row (11): 7.5% (2)
14.	Type of reporting person: CO

(1)	The board of directors of Novo A/S (the “Novo Board”), currently comprised of Sten Scheibye, Goran Ando, Jeppe Christiansen, Steen Riisgaard and Per Wold-Olsen, has investment and voting control over the securities of the Issuer (as defined below) held by Novo A/S (the “Novo Shares”) and may exercise such control only with the support of a majority of the Novo Board. As such, no individual member of the Novo Board is deemed to hold any beneficial ownership in the Novo Shares. Each of Jack Nielsen and Kim Dueholm, Ph.D. is a member of the board of directors of the Issuer, and each is employed as a Partner of Novo A/S. Messrs. Nielsen and Dueholm are not deemed beneficial owners of the Novo Shares.
(2)	This percentage is calculated based upon 20,262,692 shares of the Issuer’s Common Stock reported to be outstanding to the reporting person by the Issuer following the closing of the Issuer’s initial public offering on March 25, 2014.

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of common stock, par value $0.00001 per share (the “Common Stock”), of Akebia Therapeutics, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 245 First Street, Suite 1100, Cambridge, Massachusetts 02142.

Item 2.	Identity and Background

(a)	The name of the reporting person is Novo A/S, a Danish limited liability company that is wholly owned by Novo Nordisk Fonden (hereinafter the “Novo Nordisk Foundation” or the “Foundation”), a Danish commercial foundation. Novo A/S is the holding company in the group of Novo companies (currently comprised of Novo Nordisk A/S, Novozymes A/S and New Xellia Group A/S) and is responsible for managing the Foundation’s assets, including its financial assets. Based on the governance structure of Novo A/S and the Foundation, the Foundation is not deemed to have any beneficial ownership of the securities of the Issuer held by Novo A/S.

The name of each director and executive officer of both Novo A/S and the Foundation is set forth on Schedule I to this Schedule 13D.

(b)	The business address of both Novo A/S and the Foundation is Tuborg Havnevej 19, 2900 Hellerup, Denmark.

The residence or business address of each director and executive officer of both Novo A/S and the Foundation is set forth on Schedule I to this Schedule 13D.

(c)	Novo A/S, a holding company that is responsible for managing the Foundation’s assets, provides seed and venture capital to development stage companies within the life science and biotechnology sector.

The Foundation is a Danish self-governing and profit-making foundation, whose objectives are to provide a stable basis for commercial and research activities undertaken by the group of Novo companies and to support scientific, humanitarian and social purposes through grants.

(d)	Within the last five years, neither Novo A/S, the Foundation, nor any person named in Schedule I has been convicted in any criminal proceedings.

(e)	Within the last five years, neither Novo A/S, the Foundation, nor any person named in Schedule I was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On May 10, 2013, Novo A/S purchased 714,285 shares (the “Series C Initial Shares”) of the Issuer’s then outstanding Series C Preferred Stock, $0.00001 par value per share (the “Series C Preferred Stock”). On March 25, 2014, the closing date of the Issuer’s initial public offering (the “IPO Closing”), the Series C Initial Shares automatically converted into 1,333,797 shares (the “Converted Shares”) of the Issuer’s common stock (the “Common Stock”), based on a conversion ratio equal to the Series C Accrued Value (the original issuance price of $14.00 plus accrued but unpaid cash dividends) divided by the Applicable Conversion Price of $14.00, adjusted for the 1.75-for-one stock split, as provided in the Issuer’s Eighth Amended and Restated Certificate of Incorporation. The original purchase price per share of Series C Preferred Stock was $14.00. The purchase price paid by Novo A/S came from its working capital.

On the IPO Closing, Novo A/S purchased 182,590 additional shares of the Issuer’s Common Stock (the “Purchased Shares”) from the underwriters pursuant to the provisions of the Underwriting Agreement among the Issuer and the several underwriters for the offering (the “Representatives”). The purchase price per share of such stock was $17.00. The purchase price paid by Novo A/S came from its working capital.

The 1,516,387 aggregate shares reported herein are comprised of 1,333,797 Converted Shares and the 182,590 Purchased Shares.

Item 4.	Purpose of Transaction

The acquisitions made by Novo A/S, as described in this Schedule 13D, were for investment purposes only. Novo A/S does not currently have any plans or proposals which relate to or would result in any matters set forth in Items 4(a) through 4(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) Novo A/S beneficially owns 1,516,387 shares (the “Novo Shares”) of the Issuer’s Common Stock representing approximately 7.5% of the Issuer’s outstanding Common Stock. The percentage of shares owned by Novo A/S is based upon 20,262,692 shares of the Issuer’s Common Stock reported to be outstanding to the reporting person by the Issuer following the IPO Closing.

(b) Novo A/S is a Danish limited liability company wholly owned by the Novo Nordisk Foundation. Novo A/S, through its Board of Directors (the “Novo Board”), has the sole power to vote and dispose of the Novo Shares. The Novo Board is comprised of Sten Scheibye, Goran Ando, Jeppe Christiansen, Steen Riisgaard and Per Wold-Olsen, and may exercise voting and dispositive control over the Novo Shares only with the support of a majority of the Novo Board. As such, no individual member of the Novo Board is deemed to hold any beneficial ownership in the Novo Shares. Except as described in this Schedule 13D, neither the Foundation nor any person listed on Schedule I has the power to direct the vote as to, or the disposition of the Novo Shares.

(c) Except as set forth in Item 3 of this Schedule 13D, Novo A/S has not effected any transactions in the Issuer’s Common Stock within the past 60 days and neither the Foundation nor any person listed on Schedule I has effected any transactions in the Issuer’s Common Stock within the past 60 days.

(d) Novo A/S does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer’s Common Stock held in the name of the Novo A/S and reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Investors’ Rights Agreement

The Issuer, Novo A/S and certain other holders of the Issuer’s securities are party to that certain Third Amended and Restated Investors’ Rights Agreement, dated May 10, 2013, as further amended (Amendment No. 1) on May 31, 2013 (the “Investors’ Rights Agreement”). The Investors’ Rights Agreement grants to Novo A/S and the other holders party thereto certain rights, among other things, to (1) cause the Issuer to register with the Securities and Exchange Commission the shares of the Issuer’s Common Stock held by such parties and (2) participate in future registrations of securities by the Issuer, under the circumstances described in the Investors’ Rights Agreement.

Lock-Up Agreement

In connection with the Issuer’s initial public offering of Common Stock, Novo A/S entered into a letter agreement (the “Lock-Up Agreement”) with the Issuer and the Representatives, pursuant to which Novo A/S agreed that, during the “Lock-Up Period” as defined below and subject to certain limited exceptions specified in the Lock-Up Agreement, Novo A/S will not (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock beneficially owned or any securities convertible into or exercisable or exchangeable for Common Stock; (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Stock; or (3) publicly disclose the intention to make any such offer, sale, pledge or disposition of shares of Common Stock. In addition, Novo A/S has agreed in the Lock-Up Agreement that, without the prior written consent of the Representatives, it will not, during the Lock-Up Period, make any demand for or exercise any right with respect to, the registration of any shares of the Issuer’s capital stock. The “Lock-Up Period” is defined in the Lock-Up Agreement as the period ending 180 days after March 19, 2014, the date of the final prospectus filed by the Issuer with the Securities and Exchange Commission. The Lock-Up Agreement automatically terminates and shall be of no further force or effect following the expiration of the Lock-Up Period.

The descriptions contained in this Statement on Schedule 13D of the Investors’ Rights Agreement and the Lock-Up Agreement are summaries only and are qualified in their entireties by the actual terms of each such agreement, which are incorporated herein by this reference. See Item 7 “Material to be Filed as Exhibits.”

Except for the Investors’ Rights Agreement and the Lock-Up Agreement, neither Novo A/S, the Foundation, nor any person named in Schedule I has entered into any contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit A –Third Amended and Restated Investor Rights Agreement, dated as of May 10, 2013 (incorporated by reference to Exhibit 4.4 of Form S-1 Registration Statement of Akebia Therapeutics, Inc., filed February 14, 2014 (File No. 333-193969)).

Exhibit B –Amendment No. 1 to Third Amended and Restated Investor Rights Agreement, dated as of May 10, 2013 (incorporated by reference to Exhibit 4.5 of Form S-1 Registration Statement of Akebia Therapeutics, Inc., filed February 14, 2014 (File No. 333-193969)).

Exhibit C – Form of Lock-Up Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	April 3, 2014	Novo A/S

/s/ Thorkil Kastberg Christensen
		By:	Thorkil Kastberg Christensen
		Its:	Chief Financial Officer

Schedule I

Information regarding each director and executive officer of both Novo A/S and the Novo Nordisk Foundation is set forth below.

Novo A/S
Name, Title	Address	Principal Occupation	Citizenship
Sten Scheibye, Chairman of the Board	Rungsted Strandvej 197C, 2960 Rungsted Kyst, Denmark	Professional board director	Denmark

Göran Ando, Director	Essex Woodlands, Berkeley Square House, Berkeley Square, London, W1J 6BD, United Kingdom	Self-employed, professional board director	Sweden

Jeppe Christiansen, Director	Kollemose 37, DK-2830 Virum, Denmark	Chief Executive Officer, Fondsmaeglerselskabet Maj Invest A/S,	Denmark

Steen Riisgaard, Director	Hestetangsvej 155, 3520 Farum, Denmark	Professional board director	Denmark

Per Wold-Olsen, Director	T7B22 Favray Court, Tigne Point, TP01, Malta	Self-employed, Professional board director	Norway

Henrik Gürtler, Chief Executive Officer	Hjortekærsvej 140A, DK-2800 Kongens, Lyngby, Denmark	Chief Executive Officer, Novo A/S	Denmark

Thorkil Kastberg, Christensen Chief Financial Officer	Tuborg Havnevej 19 Hellerup, Denmark DK-2900	Chief Financial Officer, Novo A/S	Denmark

Søren Carlsen, Managing Partner – Ventures, Seeds	Grondalsvænge 3b, 3460 Birkerød	Managing Partner – Ventures, Seeds, Novo A/S	Denmark

Ulrik Spork, Managing Partner – Large Investments	Taarbaek Strandvej 108A DK 2930 Klampenborg	Managing Partner – Large Investments, Novo A/S	Denmark

Novo Nordisk Foundation
Name, Title	Address	Principal Occupation	Citizenship
Sten Scheibye, Chairman of the Board	Rungsted Strandvej 197C 2960 Rungsted Kyst	Professional board director	Denmark

Bo Ahrén, Professor	Merkuriusgatan 11 S-224 57 Lund Sverige	Professor of Medicine, Lund University, Lund, Sweden	Sweden

Karsten Dybvad, Director	Carl Baggers Alle 15 2920 Charlottenlund	Director General and Chief Executive Officer, DI (Confederation of Danish Industry)	Denmark

Lars Fugger, Director	Staunton Road 72 OX3 7TP Storbritannien	Professor, John Radcliffe Hospital, University of Oxford, Oxford, Great Britain	Denmark

Anne Marie Kverneland Director	Nybrovej 216 2800 Kgs. Lyngby	Laboratory technician, Novo Nordisk A/S	Denmark

Lars Bo Køppler Director	Anemonevej 7 3550 Slangerup	Technician, Novozymes A/S	Denmark

Karen Lauberg Lauritsen Director	Furesø Parkvej 53 2830 Virum	IT architecture specialist, Novo Nordisk A/S	Denmark

Marianne Philip, Director	Tranegårdsvej 5 2900 Hellerup	Attorney	Denmark

Steen Riisgaard, Vice Chairman of the Board	Hestetangsvej 155 3520 Farum Denmark	Professional board director	Denmark

Birgitte Nauntofte, Chief Executive Officer	Engbakkevej 24 2920 Charlottenlund	Chief Executive Officer, Novo Nordisk Foundation	Denmark